SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
                                (Amendment No.1)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                         United Systems Technology, Inc.

  ---------------------------------------------------------------------------
                              (Name of the Issuer)

                         United Systems Technology, Inc.
---------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   912913 10 0
---------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Randall L. McGee
                         United Systems Technology, Inc.
                                   Suite 1109
                                 1850 Crown Road
                               Dallas, Texas 75234
                                 (972) 402-8600
---------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 with a copy to:
                            Vernon E. Rew, Jr., Esq.
                         Winstead Sechrest & Minick P.C.
                           777 Main Street, Suite 1100
                             Fort Worth, Texas 76102
                                 (817) 420-8209
---------------------------------------------------------------------------
 This statement is filed in connection with (check the appropriate box):
 a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
        Securities Exchange Act of 1934.
 b. |_| The filing of a registration statement under the Securities
        Act of 1933.
 c. |_| A tender offer.
 d. |_| None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

 Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee
   ----------------------------- ---------------------------------------
       Transaction Valuation*             Amount of Filing Fee**
              $391,296                           $46.06
   ---------------------------- ----------------------------------------
     *  Calculated solely for purposes of determining the filing fee.
        This amount assumes the acquisition of 5,796,972 shares of Common Stock for $.0675 per share in cash in lieu of issuing fractional shares to holders of less than one share of Common Stock immediately after the proposed reverse stock split and immediately before the proposed forward stock split.

    ** The amount of the filing fee is calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the SEC, effective December 13, 2004, by multiplying the Transaction Value by 0.00011770.

   |_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   ____________________    Filing Party:  _____________

Form or Registration No.:  ___________________    Date Filed:  _______________

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (referred to herein as the "Proxy Statement"). The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference. As of the date of this Transaction Statement, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

     The section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Name and address. The name of the subject company is United Systems Technology, Inc., an Iowa corporation (the "Company"), and the address and phone number of its principal executive offices are Suite 1109, 1850 Crown Road, Dallas, Texas 75234, (972) 402-8600.

     (b) Securities. As of the close of business on March 2, 2005 (the most recent practicable date prior to the public announcement of the Reverse/Forward Stock Split), there were 56,178,663 shares of the Company's Common Stock, par value $.01 per share, issued and outstanding.

     (c) Trading market and price. The Common Stock is traded over-the-counter on the National Association of Securities Dealers, Inc. Over-The-Counter Bulletin Board System under the symbol "USTI.OTB." The high and low bid prices for the Common Stock for each quarter during the past two years are set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Price Range of Common Stock."

     (d) Dividends. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Dividends" is incorporated herein by reference.

     (e) Prior public offerings. Not applicable. The Company has not made any underwritten public offering of the Common Stock for cash during the three years preceding the filing of this Transaction Statement.

     (f) Prior stock purchases. Not applicable. The Company has not purchased any Common Stock during the two years preceding the filing of this Transaction Statement. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Prior Stock Purchases by the Company" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and address. The Company is the filing person and also the subject company. The Company's business address and business telephone number are set forth in Item 2(a) above. The name and address of each executive officer and director of the Company are as follows:

         Thomas E. Gibbs
         Chairman of the Board, Chief Executive Officer, President, and Director Suite 1109
         1850 Crown Road
         Dallas, Texas 75234
         (972) 402-8600

         Randall L. McGee
         Secretary, Treasurer, Vice-President-Finance, and Director
         Suite 1109
         1850 Crown Road
         Dallas, Texas 75234
         (972) 402-8600

         Scott A. Burri
         Director
         Suite 1109
         1850 Crown Road
         Dallas, Texas 75234
         (972) 402-8600

         Earl H. Cohen
         Director
         Suite 1109
         1850 Crown Road
         Dallas, Texas 75234
         (972) 402-8600

     (b) Business and background of entities. Not applicable.

     (c) Business and background of natural persons. The information set forth in Item 3(a) above is incorporated herein by reference. During the past five years, none of the natural persons covered under this Item 3(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the natural persons covered under this Item 3(c) is a citizen of the United States of America.

Item 4.  Terms of the Transaction.

     (a) Material terms. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," "SPECIAL FACTORS - Reasons for the Reverse/Forward Stock Split," "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split," and "MATTER NO. 3 - APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION (THE REVERSE/FORWARD STOCK SPLIT)" are incorporated herein by reference.

     (c) Different terms. Not applicable.

     (d) Appraisal rights. Dissenting security holders are entitled to appraisal rights. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for unaffiliated security holders. No provision has been made, except as required by Iowa law, to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

     (f) Eligibility for listing or trading. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split - Effects on the Company" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. Not applicable.

     (b) Significant corporate events. Not applicable.

     (c) Negotiations or contacts. Not applicable.

     (e) Agreements involving the subject company's securities. Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (b) Use of securities acquired. Not applicable. The shares of Common Stock being cashed out in connection with the Reverse/Forward Stock Split will be cancelled. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Stock Certificates " is incorporated herein by reference.

     (c) Plans.

         (1) None.

         (2) None.

         (3) None.

         (4) None.

         (5) None.

         (6) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," and "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split - Effects on the Company" are incorporated herein by reference.

         (7) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," and "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split - Effects on the Company" are incorporated herein by reference.

         (8) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," and "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split - Effects on the Company" are incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a)  Purposes.  The  information  contained  in the  section  of the  Proxy
Statement entitled "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (b) Alternatives. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Alternatives Considered by the Board of Directors" is incorporated herein by reference.

     (c) Reasons. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Reasons for the Reverse/Forward Stock Split" is incorporated herein by reference.

     (d) Effects. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a)  Fairness.  The  information  contained  in the  section  of the  Proxy
Statement   entitled   "SPECIAL  FACTORS  -  Fairness  of  the  Transaction"  is
incorporated herein by reference.

     (b) Factors considered in determining fairness. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

     (c) Approval of security holders. The Reverse/Forward Stock Split is not structured so that approval of at least a majority of unaffiliated security holders is required. In addition, the information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - In General" is incorporated herein by reference.

     (d) Unaffiliated representative. A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the going private transaction and/or preparing a report concerning the fairness of the transaction. In addition, the information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - In General" is incorporated herein by reference.

     (e) Approval of directors. The going private transaction, and the Reverse/Forward Stock Split, were approved by a majority of the directors of the Company who are not employees of the Company. In addition, the information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - In General" is incorporated herein by reference.

     (f) Other offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

     (a) Report, opinion or appraisal. The Company has received a Valuation of the Common Stock from an outside party, Weaver & Tidwell, L.L.P. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - Valuation of W&T" is incorporated herein by reference.

     (b) Preparer and summary of the report, opinion or appraisal. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - Valuation of W&T" is incorporated herein by reference.

     (c) Availability of documents. The full text of the Valuation is attached as Exhibit 16(c) to this Transaction Statement, and will also be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder or representative of such shareholder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of funds. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses" is incorporated herein by reference.

     (b) Conditions. Not applicable. No alternative financing plans have been made.

     (c) Expenses. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

     (a) Securities ownership. The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT" is incorporated herein by reference.

     (b) Securities transactions. The Company has not and, to the best of the Company's knowledge, none of its directors or officers has effected any transaction in the Common Stock during the 60 days preceding the date of filing this Transaction Statement.

Item 12. The Solicitation or Recommendation.

     (d) Intent to tender or vote in a going-private transaction. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Fairness of the Transaction" are incorporated herein by reference.

     (e) Recommendations of others. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Fairness of the Transaction" are incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial information. The Company's audited financial statements are incorporated by reference in the Proxy Statement from the Company's Annual
Report on Form 10-KSB for the year ended December 31, 2004, as filed with the SEC on March 4, 2005.

     (b) Pro forma information. Not applicable.

     (c) Summary Information. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Summary Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations. Not applicable.

     (b) Employees and corporate assets. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

     (b) Other material information. None.

Item 16. Exhibits.

     (a)   Preliminary   Proxy  Statement   including  all  appendices   thereto
(incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the SEC by the Company on March 4, 2005).

     (b) None.

     (c) Valuation of W&T, dated March 3, 2005.

     (d) None.

     (f) The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Appraisal Rights" is incorporated herein by reference.

     (g) None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 4, 2005

                                  UNITED SYSTEMS TECHNOLOGY, INC.

                                   By: /s/  Randall L. McGee
                                      -----------------------
                                   Randall L. McGee, Secretary, Treasurer, and
                                      Chief Financial Officer

                                 Exhibit 16 (c)

                                                       BUSINESS VALUATION

                                                                       OF

                                          UNITED SYSTEMS TECHNOLOGY, INC.

                                                             Prepared by:
                                               Weaver and Tidwell, L.L.P.
                                           Freddy W. Thomas, CPA/ABV, ASA

                                                As of:  December 31, 2004


                                                    Dated:  March 3, 2005

March 3, 2005

Mr. Randall L. McGee, Chief Financial Officer
United Systems Technology, Inc.
1850 Crown Road, Suite 1109
Dallas, TX 75234

Re: Valuation of a 100 percent Interest in the common stock of United
    Systems Technology, Inc.

Dear Mr. McGee:

     We have completed an analysis regarding the fair market value of a 100 percent Interest in the common stock of United Systems Technology, Inc. The value determined by our appraisal is to be used for the purpose of a contemplated repurchase of the United Systems Technology, Inc.'s common stock.

     This valuation report should not be used for any other purpose nor distributed, in whole or in part, to third parties without the express written consent of Weaver and Tidwell, L.L.P. We have no responsibility for updating this report for events and circumstances occurring after the date of this report.

In our appraisal we define fair market value as:

     the price at which property would exchange hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, each having reasonable knowledge of all relevant facts.

     Based upon the facts, assumptions and limiting conditions, and procedures described in our report, the fair market value of a 100 percent Interest in the common stock of United Systems Technology, Inc., on a freely traded non-controlling interest basis, at December 31, 2004, is $3,260,000.

     Our opinion of value is subject to the Statement of Limiting Conditions in Appendix A.

Respectfully submitted,


By: /s/  Freddy Thomas
----------------------
Freddy Thomas, CPA/ABV, ASA
Weaver and Tidwell, L.L.P.

mep

                                Table of Contents

                                                             Page

Introduction                                                  1

Purpose                                                       1
  Statement of Scope and Limitations                          2

Definition of Value                                           4

Overview of the Company                                       5

Financial Analysis of the Company                            14

Other Considerations                                         24

Determination of Fair Market Value                           25
      Market Approach                                        25
      Asset Approach                                         28
      Income Approach                                        29


Valuation Income Approach                                    31

Initial Indication of Value                                  36

Adjustments                                                  37

Fair Market Value Conclusion                                 43

Certification of Appraisers                                  45

Appendix A                                                   46

Appendix B                                                   47

Appendix C                                                   49

                                  INTRODUCTION

Purpose

     Weaver and Tidwell, L.L.P. has been retained by the Board of Directors of United Systems Technology, Inc., to provide an opinion of fair market value of 56,178,663 shares of the common stock, representing 100 percent of the common stock outstanding, in United Systems Technology, Inc. The value of a 100 percent Interest in United Systems Technology, Inc. determined by our appraisal is to be used for a potential repurchase of the Company's common stock. The effective date of the appraisal is December 31, 2004.


Conclusion of Value

     The conclusion of value is summarized below. This opinion is rendered in the context of the specific assignment previously described and is applicable only for the date noted.

           Fair Market Value of 56,178,663 shares of the common stock, representing a 100 percent Interest, in United Systems Technology, Inc., on a freely traded non-controlling interest basis,
                            at December 31, 2004, is
                         $.058 per share or, $3,260,000

Statement of Scope and Limitations

     Analysis, opinions, and conclusions were developed, and this report has been prepared, in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

     Documentation with respect to the Company and the national economy was reviewed in preparing this report. Sources of information related to the Company and the economy were in the form of:

o United Systems Technology, Inc., tax returns for the years ended December 31, 2000, 2001, 2002, and 2003.
o United Systems Technology, Inc., U.S. Securities and Exchange Commission filings for the years ended December 31, 2000, December 31, 2001 and December 31, 2002. Annual Report for the year ended December 31, 2003. Preliminary U.S. Securities and Exchange Commission filing for the year ended December 31, 2004.
o     United Systems Technology, Inc. Articles of Incorporation and Bylaws.
o     United Systems Technology, Inc. Fixed Asset Summary as of December 31,
       2004.
o United Systems Technology, Inc. Account Payable and Account Receivable Aging Reports as of December 31, 2004.
o     United Systems Technology, Inc. Website.  http://www.unitedsystech.com/
o Commercial Lease Agreement by and between DataVest Management, L.L.C. lessor, and United Systems Technology, Inc., lessee and Commercial Lease Agreement by and between 650 Colborne Partners lessor, and USTI Canada, Inc., lessee.

o     USTI marketing material.
o Federal Reserve Board: Beige Book, report dated December 1, 2004, based on information collected before November 22, 2004.
       http://www.federalreserve.gov/
o     Valuation Resources, Treasury Management Data Base.
       http://www.valuationresources.com
      Site visit and interview with Mr. Randall L. McGee, Chief Financial
       Officer, on February 3, 2005, regarding the operations of the Company.

     Referenced information has been relied upon without independent verification. This report is, therefore, dependent upon the information provided. A material change in information relied upon in this report would need to be examined to determine the effect, if any, upon our conclusion.

     The value determined in any valuation of a business enterprise is not a precise number, but represents an estimate based upon analysis of historical information, utilization of logical assumptions, and incorporation of projections relating to the future. The degree of accuracy of the valuation is directly related to the information available for analysis, financial strength and stability of the business enterprise being valued, and general economic and industry conditions.

     DEFINITION OF VALUE


     Fair Market Value is the most common definition of value. As per Revenue Ruling 59-60, fair market value is the amount at which the property would change hands between a willing buyer and a willing seller when the former is not under compulsion to buy and the latter is not under compulsion to sell, both parties having a reasonable knowledge of the relevant facts. In addition court decisions frequently state that the hypothetical buyer and seller are assumed to be able (as well as willing) to trade. This definition assumes a hypothetical arm's length sale without regard to a specific buyer or seller.

                             OVERVIEW OF THE COMPANY

     The following narrative, addressing the Company's operations, was obtained from United Systems Technology, Inc.'s December 31, 2004 Form 10-KSB.

     United Systems Technology, Inc. ("USTI"), was incorporated under the laws of the State of Iowa on June 5, 1978, and its wholly-owned subsidiary, United Systems Technology East, Inc. ("USTEI'), was incorporated under the U.S. laws of the State of Delaware on June 10, 1991, and its wholly owned Canadian subsidiary, USTI Canada, Inc., was registered under the laws of Canada on June 23, 2000 (USTI, USTEI and USTI Canada collectively, are referred to herein as the "Company"). The Company is engaged in the business of developing, supporting and marketing computer software products to county and local government entities. The software applications of the Company operate on IBM mid-range computers, and on various network computer systems both in DOS and Windows environments. The products are offered to customers in four product application groups. These product application groups, consisting of over 30 separate software titles, are Financial, Public Works, General Administration, and Public Safety.

     In June of 2002, the Company acquired substantially all of the assets of Shamrock Systems, whose business is to provide application software to Distributors, Power Equipment Dealers and Powersports Dealers. USTI has adapted certain asyst(R) products and continues to develop others to offer to these markets through its Shamrock Systems division.

Products

     The software applications offered by the Company consist of a comprehensive line of management information systems, which were developed to specifically meet the unique requirements of local governmental entities and the power sports industry. The software applications of the Company are offered through its LegacyTM, QuestTM, asyst(R), CPS(TM), Auto AdminTM, MASTM and ShamrockTM product lines. The LegacyTM product line operates on the IBM AS/400 mid-range computer system. The QuestTM product line operates in a single user or small network PC DOS environment. The asyst(R) product line operates in a single user or network Windows environment. The CPSTM, MASTM and ShamrockTM product lines operate in UNIX environments. The Auto AdminTM product line operates in a PC DOS or single user or network Windows environment. An initial software sale typically averages between $1,500 and $40,000. The cost of the related hardware varies depending on the type of machine purchased as well as the amount of memory capacity, peripheral equipment and optional features obtained on the machine.

     The Company markets its software packages in the following four product application groups.

1. Financial Systems

     This group includes software modules in the areas of general ledger and budgetary accounting, budget preparation, accounts payable, payroll, accounts receivable, centralized cash receipts, purchase orders, fixed assets, and comprehensive financial report writer. In addition, the power sports software includes the software modules in the areas of point of sale, inventory, repair orders, finance and insurance and fiche interface.

2. Public Works

     This group includes software modules in the areas of utility billing and collections, hand held meter reading and bank drafting.

3. General Administration

     This group includes software modules in the areas of building permits, animal licenses, business licenses, code enforcement and property tax billing.

4. Public Safety

     This  group  includes  software  modules  in the  areas of  computer  aided
dispatch,  law  enforcement  records  management,   jail  management  and  court
administration.

     The Company has completed the development of several new software products, which potentially enhance the competitiveness of its comprehensive software offering. These products are marketed under the asyst(R) brand name, were developed as Windows applications to "look and work like Microsoft Office", and include a Fund Accounting product line, a Utility Billing product line, a General Government product line and a Public Safety product line. The Fund Accounting product line includes General Ledger, Budget XLence, Report XLence, Accounts Payable, Accounts Receivable, Purchase Orders, Cash Receipts, Payroll, and Fixed Assets modules. The Utility Billing product line includes Utility Billing, Service Orders, Meter Reader Interface, Bank Drafts, and Budget Billing modules. The General Government product line includes Master and Land Directories, Business and Animal Licenses, Code Enforcement, Building Permits, and Property Tax modules. The Public Safety product line includes Master Name Index, Calls for Service, Offense Reports, Citations, State Interface, Computer Aided Dispatch, Jail Management, Alarm Billing, Municipal Court, and UCR Reports modules. The Company is currently developing additional modules for its asyst(R) product line to add to its existing asyst(R) offerings including an asyst(R) for Powersports product line.

     The Company derives its revenue principally from (i) licensing of its software packages, (ii) installation, training and customer support, (iii) maintenance agreements, and (iv) equipment and supplies sales.

(i)    Software Packages

     The Company licenses its software packages under a perpetual nonexclusive and nontransferable license agreement.

(ii)   Installation, Training and Customer Support

     The Company provides services related to the training and implementation of the software packages to its customers. These services are delivered at the customer site, conducted in a classroom setting at the company's headquarters or as "remote" training through interactive computer-to-computer hookup. In the event that the customer requests additional functions from the product, which are not standard in the software packages, the Company provides custom programming services for these modifications.

(iii)  Maintenance Agreements

     The Company offers maintenance agreements in conjunction with the licensing of its software packages. These agreements provide telephone support, software product enhancements, error corrections, upgrades and remote diagnostics support.

(iv)   Equipment and Supplies Sales

     The Company sells PC's and hand-held computers as well as certain computer forms that are used in conjunction with the Company's products.

     For the year ended December 31, 2004, the Company generated approximately 16 percent of its revenue from the sale of software, 12 percent from installation, training and customer support, 61 percent from software maintenance, and 11 percent from equipment and supplies sales.

Marketing

     The Company markets its products on a nationwide basis in the United States and Canada. Marketing is conducted through its full-time sales staff in Dallas, Texas as well as through the Company's full-time sales representatives located in Lexington, Kentucky; New Orleans, Louisiana; New Bern, North Carolina; Memphis, Tennessee; and London, Ontario.

     The Company's customers are primarily municipal governments with populations between 1,000 and 100,000, county governments, police departments, municipal court systems, and power sports dealerships. The Company currently has over 2,100 customer installations in North America. USTI proposes to sell computer equipment when selling its software, but the customer may obtain their computer equipment from a hardware manufacturer or dealer and then purchase one or more software modules from the Company.

     The typical purchaser's representative is a City Manager, Administrative Manager, Controller, Director of Finance, or Dealership owner. Customer leads are established from customer referrals, direct mail campaigns and attendance at national and regional trade shows. In addition, the names and addresses of target city governments are readily available from directory sources. The Company also holds annual users' meetings in Dallas, Texas and Waterloo, Ontario. The two-day meetings are typically attended by approximately 100 current and prospective users. In the past, new business has been generated from current customers who have upgraded systems by purchasing new modules.

     Approximately 25 percent of the Company's customers are located in Texas and Minnesota, and the remaining customers are located in various states and provinces in the United States and Canada.

Competition

     The Company is aware of sizable, nationally prominent competitors, which market products that are similar to those of the Company. Numerous other competitors are small, local vendors who often do not market standard application packages. Management believes that the comprehensive nature of its product offering, including the uniqueness of the asyst(R) product line, has a positive impact on its competitive status.

Facilities

     The Company leases its 5,033 square foot facility at 1850 Crown Road, Suite 1109, Dallas, Texas, 75234. The lease for this facility was entered into on August 1, 2000 for a sixty-month lease term commencing on August 1, 2000 and expiring on September 30, 2005. The lease agreement requires monthly payments of $4,613.47. Included in the monthly rent are fees for insurance costs, maintenance costs, and real estate taxes. USTI Canada, Inc. leases a 1,220 square foot facility at 650 Colborne Street, Suite 7, London, ON, N6A 5Al from a related party, 650 Colborne Partners. This partnership, 650 Colborne Partners, includes members of management and the Board of the Company. The lease for the facility was entered into on January 1, 2005 for a sixty month lease term commencing on January 1, 2005 and expiring on December 31, 2009. Monthly rents are $1,680 for 2005; $1,765 in 2006; $1,850 in 2007; $1,945 in 2008; and $2,040
in 2009. In addition, the tenant is also responsible for repairs associated with normal wear and tear.

Employees

     The Company presently has 34 full-time employees, including its executive officers. In addition, from time to time, the Company engages the services of consultants and part-time employees.

Directors

The Company's directors include:

     Thomas E. Gibbs, Chairman of the Board, Chief Executive Officer, President and Director. Mr. Gibbs founded Mentor Systems, Inc. in 1981, served as its President until 1987 when the company was sold to Philadelphia Suburban Corporation, and continued as President until 1988. From 1988 to 1989, Mr. Gibbs served as Chairman of PSC Information Services, Inc., the information technology subsidiary of Philadelphia Suburban Corporation and President of Digital Systems, Inc., a PSC Information Services subsidiary. From 1989 to 1990, Mr. Gibbs was Senior Vice President for Information Technology at Philadelphia Suburban Corporation. In 1990, Mr. Gibbs became President of PSC Information Services, Inc. and served in that capacity until 1991 when two of the five PSC Information Services companies were acquired by Systems and Computer Technology Corp. ("SCT"). After the acquisition, Mr. Gibbs became President of Mentor Information Systems, Inc., one of the two companies acquired by SCT, until 1993. In addition, from 1992 until 1993 he served as President of Moore Governmental Systems, Inc., another SCT subsidiary. Mr. Gibbs was elected to his current position of Chairman of the Board, Chief Executive Officer and President of the Company effective January 1, 1994. Mr. Gibbs received a Bachelor of Science degree, Masters of Business Administration and a Ph.D. degree from the University of Cincinnati.

     Randall L. McGee, Secretary/Treasurer, Vice President - Finance and Director. Mr. McGee was appointed Secretary, Treasurer and Controller of the company in October 1988. Mr. McGee is a certified public accountant and, from 1982 until he joined the Company, served as Controller of National FSI, Inc., a provider of computer software and ancillary services for the management of pension and other employee benefit plans. Mr. McGee received a Bachelor of Arts Degree in Accounting from the University of Northern Iowa in 1979.

     Earl H. Cohen, Director. Mr. Cohen is an attorney and has served as Chief Executive Officer of the law firm of Mansfield, Tanick & Cohen, P.A. since 1992. Prior to joining the law firm of Mansfield & Tanick in 1990, Mr. Cohen was an attorney in private practice from 1976 through 1990. From 1973 through 1976, Mr. Cohen served as Trust Officer of Norwest Bank Minneapolis. Mr. Cohen received his Bachelor of Science degree in Business from the University of Minnesota in 1970 and his law degree from the University of Minnesota in 1973. Mr. Cohen has previously served on the boards of private companies.


     Scott A. Burri, Director. Mr. Burri is the founder and the Managing General Partner of Huntington Ventures, a California based venture capital firm, which began operations in July 2000. From 1992 until May 2000, Mr. Burri was employed by Ventana Global, LTD, a California-based venture capital firm where he was responsible for investment management, analysis and oversight of a number of portfolio companies. Prior to 1992, Mr. Burri was employed as an investment banker at First Boston Corporation in New York, New York and Credit Suisse in Zurich, Switzerland. Mr. Burri has previously served on the Boards of public and private companies. Mr. Burri received a Bachelor of Science degree from Oregon State University and Master of Business degree from the University of Southern California.

Current Ownership

     As of December 31, 2004, the Company has approximately 450 shareholders of record. The Company's common stock is traded over-the-counter on the National Association of Securities Dealers, Inc. Over-The-Counter Bulletin Board System.

                        FINANCIAL ANALYSIS OF THE COMPANY

1.       Overview

     Analysis of the financial performance of a company is an essential step in the valuation process. The financial statements provide indications of a company's historical growth, liquidity, leverage, and profitability, all facets which influence the value of an entity's equity. The following sections of this report examine United Systems Technology, Inc.'s balance sheets and income statements for the past five years. Details of the financial statements and these comparisons can be found in the Exhibits following this report. Industry comparisons were not noted in the discussion as the nature of United Systems Technology's operations are not comparable to the operations of a particular industry.

2.       Balance Sheet Analysis

     Exhibit 1 shows unadjusted historical balance sheets for the years ended December 31, 2000 through 2004. The following observations were made:

     Total Assets generally increased over the analyzed period, ranging from a low of $2,465,008 at year end 2000 to $3,957,433 at year end December 31, 2004, a compound growth rate of 12.6 percent. As of the valuation date, the primary components of total assets included cash; accounts receivable; goodwill and purchased software.

     Cash increased significantly from $814,240 at year end 2000 to $1,794,943 as of December 31, 2004 due to the Company's profitability during the period reviewed. The Company's cash balance is down as of the valuation date, from a high of $2,608,485 at December 31, 2003, due to USTI repurchasing its preferred stock. During 2004, United Systems Technology redeemed its preferred stock, including all cumulative undeclared and unpaid dividends, for a total price of $1,500,000. As a percentage of total assets, cash has ranged between 33.0 percent and 52.7 percent for the period reviewed.

     Accounts receivable represented 27.4 percent of total assets as of the valuation date and, due to sales growth, have generally increased over the analyzed period from $574,073, at December 31, 2000, to $1,085,165, as of December 31, 2004. An accounts receivable aging report was reviewed and 96.98 percent of accounts receivable were classified as current or, less than 60 days past due. Company management has historically done a good job of managing accounts receivable and has experienced nominal charge offs.

     Property and Equipment or, Fixed Assets, represents the Company's depreciable assets with productive lives in excess of one year. Included in this category are computer equipment, furniture and fixtures, software and leasehold improvements. As of December 31, 2004, the net book value of these assets was $173,117 or, 4.4 percent of total assets. For the periods reviewed, net fixed assets have ranged between a low of $115,989 at December 31, 2001, and a high of $209,594, at December 31, 2003.

     For the year ended December 31, 2004, fixed asset purchases totaled $30,934 and consisted mainly of computer equipment. Company management indicates that there are no plans for major capital expenditures in the near future.

     United Systems Technology's fixed asset balances are low, as a percentage of total assets, as the nature of its business operations does not require a significant investment in fixed assets.

     Goodwill, of $483,842, is recorded on the Company's balance sheet as an intangible asset. Goodwill has been recorded as the Company has utilized purchase accounting to buy other companies at a price above book value. Under purchase accounting, the amount paid over the target company's replacement value of its assets is assigned to goodwill. Goodwill will remain as an asset on the balance sheet unless it is determined that goodwill has been impaired. There has been no change in the asset account, Goodwill, for the years ended December 31, 2004, 2003 and 2002.

     Purchased software totaled $393,441 at December 31, 2004. Purchased software will be amortized in full over the next three years.

     Other non-current assets totaled $26,925 and represented .7 percent of total assets as of the valuation date.

     Total liabilities generally increased over the analyzed period from $1,313,530 at year end 2000 to $2,047,821 at December 31, 2004. Liabilities, as of the valuation date, consist of accounts payable, $57,619; accrued payroll, $184,620; deferred revenue, $1,612,659 and other accrued expenses, $192,923. All liabilities are classified as current liabilities. Current liabilities are debts due and payable within the next 12 months.

     The primary component of total liabilities, deferred revenue, represents income for which cash has been collected by the Company but, has yet to be earned. As of December 31, 2004, annual maintenance fees of $1,612,659 have been paid upfront by customers for annual maintenance or, product support.

     The Company had no non-current liabilities for the period analyzed.

     Stockholders' equity fluctuated over the analyzed period from a low of $1,151,478, at year end 2000 to a high of $3,003,204 at year end 2003. As of December 31, 2004, stockholders' equity totaled $1,909,612 and represented 48.3 percent of total assets. Stockholders' equity grew at a compound growth rate of
37.7 percent from December 31, 2000 to December 31, 2003 due to the retention of earnings. During 2004, as noted earlier in the report, the Company redeemed its preferred stock, including all cumulative undeclared and unpaid dividends, for a total price of $1,500,000. As a result, Stockholders' equity declined from $3,003,204, at December 31, 2003, to $1,909,612, at December 31, 2004.

3.       Income Statement Analysis

     Exhibit 3 shows the Company's unadjusted historical income statements for the years ended December 31, 2000 through 2004. Total revenue, for the period analyzed, generally increased from $1,959,601, for the year ended December 31, 2000, to $3,646,142, for the year ended December 31, 2004, for a compound growth rate of 16.8 percent. The growth in revenue is attributable to the development of new software products and from the acquisition of several software companies.

     Software package sales increased over the period analyzed from $229,916 in 2000 to $591,647 in 2004. As a percentage of total sales, software package sales were 16 percent for both 2004 and 2003.

     Installation, training and customer support revenue increased over the analyzed period from $149,572 in 2000 to $434,845 in 2004. Although the compound growth rate for installation, training and customer support revenue is 30.6 percent for the years ended December 31, 2000 through 2004, revenue was flat to slightly declining for the years ended December 31, 2001 through 2004.

     Revenue from the sale of maintenance agreements increased from $1,342,521 in 2000 to $2,212,429 in 2004. Maintenance revenue accounted for 61 percent of total revenue in 2004 and 63 percent of revenue for 2003. As of the valuation date, the Company had 1,100 to 1,200 customers registered to annual maintenance agreements.

     Equipment and supply sales have grown at a compound growth rate of 15.5 percent for the period analyzed, increasing from $225,066 in 2000 to $400,134 in 2004.

     Other revenue was nominal and totaled $7,087 for the year ended December 31, 2004.

     Operating expenses have varied between a low of $1,602,767 for the year ended December 31, 2000 and a high of $3,070,688 for the year ended December 31, 2004 for the period reviewed. Operating expenses increased to 84.2 percent of total revenue in 2004 from 81.8 percent of total revenue in 2000. Operating expenses consist primarily of salary expense (63.2 percent of total operating expenses in 2004). Salary expenses have grown from $1,007,271 in 2000 to $1,941,155 in 2004, a compound growth rate of 17.8 percent.

     General, Administrative and Selling expenses have varied between a low of $405,383 for the year ended December 31, 2000 and a high of $707,058 for the year ended December 31, 2004 for the period reviewed. General, Administrative and Selling expenses decreased slightly to 19.4 percent of total revenue in 2004 from 20.7 percent of total revenue in 2000.

     Depreciation and Amortization totaled $277,535 for the year ended December 31, 2004 and consisted of $64,371 in depreciation charges and $213,163 in amortization expense. A large portion of amortization expense is for the Company's, purchased software. Estimated amortization expense for the Company's purchased software for the three years ending December 31, 2005, 2006, and 2007 is, $217,300, $124,200 and $51,900, respectively.

     Pretax income has varied between a high of $555,814 for the year ended December 31, 2002 and a low of $316,471 for the year ended December 31, 2004. As a percentage of total revenue, pretax income is 16.6; 17.2; 15.4; 10.6; and 8.7 percent for the years 2000, 2001, 2002, 2003, and 2004, respectively. As a percentage of total revenue, pretax income is down in 2004, compared to the previous four years, due to decreasing interest income and extraordinary gains on settlement of debt recorded in 2000, 2001, and 2003. Also, salaries, cost of equipment and supplies sold and general, administrative and selling expenses are up in 2004.

     The Company has not paid income taxes for the period analyzed due to net operating loss carryforwards. Company management indicates that the loss carryforwards will expire during the period 2008 through 2011.

Item 18. Trends And Ratios

     The next step in our appraisal was an analysis of United Systems Technology's historical financial ratios over time. This analysis will serve as an indicator of the risks associated from an investment in the Company.

     Liquidity Ratios indicate the ability of a company to meet current financial obligations as they become due. The Company's current ratio, 1.4, as of December 31, 2004, provides an adequate "cushion" between current obligations and the Company's ability to pay them. The current ratio has ranged from a low of 1.1 to a high of 1.9 for the period reviewed. The current ratio is down at December 31, 2004, compared to the high of 1.9 at December 31, 2003, due to the Company redeeming its preferred stock during 2004 and utilizing $1,500,000 of its cash.

     Activity Ratios measure how well management utilizes its assets. The more turns the better utilization of assets. For the year ended December 31, 2004, United Systems Technology turned its assets, total revenue divided by total assets, .9 times per year. A total asset turnover ratio is not available for industry comparison. The Company's total asset turnover ratio has ranged from a low of .7 to a high of .9 for the analyzed period. It is our opinion that this ratio is artificially low due to the Company holding what might be considered non-operating assets. The Company, as a result of a conservative management philosophy, carries a significant cash balance. Goodwill should also be classified as a non-operating asset in this instance.

     Leverage Ratios measure the relationship of the company's debt to either its total assets or equity. The lower the ratio, the more solvent the company and the safer a lender will feel in making a loan to the company. Debt to equity is a measure of long-term financial strength. A high ratio indicates a large amount of debt in relation to net worth (equity). A high ratio may be an indicator that a firm will have difficulty meeting its long-term obligations. A company with a low debt to equity ratio usually has greater flexibility to borrow in the future. United Systems Technology has no long-term debt for the period analyzed. As of December 31, 2004, the Company has a debt to net equity ratio of 1.1. The low debt to net equity ratio puts United Systems Technology in a strong financial position.

     Profitability Ratios indicate the returns earned by a company. As noted above, as a percentage of total revenue, the Company's pretax income has trended downward for the analyzed period.

     United Systems Technology's return on equity ratio (ROE) of 16.6 percent for the year ended December 31, 2004 exceeded return on equity for the year ended December 31, 2003 but, was down from Company highs of 25.2 percent in 2002; 32.2 percent in 2001 and 28.3 percent for the year ended December 31, 2000. ROE is a measure of the efficiency with which a company employs owners' capital. It is a measure of earnings per dollar of invested capital or, equivalently, the percentage return to owners on their investment. Company management has three levers for controlling ROE:

     Return on Equity = Profit Margin X Asset Turnover X Financial Leverage

     (1) Profit Margin is the earnings squeezed out of each dollar of sales. (NetIncome / Sales)
     (2) Asset Turnover represents the sales generated from each dollar of assets employed. (Sales / Assets)
     (3) Financial Leverage is the amount of equity used to finance the assets. (Assets / Shareholder' Equity)

     With few exceptions, whatever management does to increase these ratios increases ROE.



Return on Equity is calculated as follows:

                Profit Margin         Asset Turnover       Financial Leverage
                -------------         --------------       ------------------
2004                316,471             3,646,142            3,957,433
----              ---------             ---------            ---------
                   3,646,142            3,957,433            1,909,612
16.53% =          8.68%                 .92                  2.07

2003                369,329             3,491,499            4,952,079
----              ---------             ---------            ---------
                   3,491,499            4,952,079            3,003,204
12.32% =         10.58%                 .71                  1.64

2002                555,814             3,618,907            4,249,298
----              ---------             ---------            ---------
                   3,618,907            4,249,298            2,205,734
25.20% =         15.36%                 .85                  1.93

2001                519,391             3,014,631            3,468,083
----              ---------             ---------            ---------
                   3,014,631            3,468,083            1,613,541
32.23% =         17.23%                 .87                  2.15

2000                326,093             1,959,601            2,465,008
----              ---------             ---------            ---------
                   1,959,601            2,465,008            1,151,478
28.49% =         16.64%                 .80                  2.14

     USTI's ROE has declined over the analyzed period in large part due to the fact that the Company's profit margin has declined. As noted earlier, profit margin is down due to increases in salaries and commissions, cost of equipment and supplies sold and general, administrative and selling expenses.

     The asset turnover ratio has improved slightly over the analyzed period. As discussed above, it is our opinion that this ratio is artificially low due to the Company holding what might be considered non-operating assets. If management carried less cash on the balance sheet and goodwill was eliminated as an asset account, the asset turnover ratio would improve noticeably and thereby increasing the Company ROE.

     The Company's financial leverage has remained fairly constant over the analyzed period. A company increases its financial leverage when it raises the proportion of debt relative to equity used to finance the business. Unlike the profit margin and the asset turnover ratio, where more is generally preferred to less, financial leverage is not something management necessarily wants to maximize, even if it does increase ROE.

     In summary, USTI is a conservatively managed company with a strong balance sheet. Revenue growth was strong in 2001 and 2002 but has been flat for 2003 and 2004. Due to the nature of the Company's customer base, small town municipal governments, it is doubtful there will be substantial growth in revenue in the near future. Company management will be required to identify other markets in which to sell their software applications in order to experience noticeable growth in revenue. Company management does plan to grow by acquisition if proper opportunities are available.

Distribution History

     The Company has not paid dividends on its common stock since inception. Company management also indicates that no dividends will be paid in the foreseeable future

     OTHER CONSIDERATIONS


1.       Recent Transactions in the Common Stock

     The Company's common stock is traded over-the-counter on the National Association of Securities Dealers, Inc. Over-The-Counter Bulletin Board System. As of the valuation date, the common stock of United Systems Technology, Inc. closed at a price of $.06 per share. During the 60 days preceding our valuation date, the common stock traded in the range of $.05 to $.08 per share.

2.       Agreements and/or Restrictions Related to the Common Stock

     There are no shareholder agreements or restrictions that prohibit the transfer of the common stock of the Company.

3.       Acquisition Offers

     As of the valuation date, Company management indicates that there have been no third party acquisition offers to purchase the common stock or assets of the Company.

4.       Pending Litigation

     The Company from time to time is a defendant in various legal actions, which arise out of the normal course of its business. In the opinion of management, none of these actions are expected to have a material effect on the consolidated results of operations or financial position of the Company.

                       DETERMINATION OF FAIR MARKET VALUE

     The Business Valuation Standards Committee of the American Society of Appraisers has published standards, which present three basic approaches to determine value. These are the Market Approach, Asset Approach, and Income Approach.

Market Approach

     The market approach is a valuation technique in which the value is estimated based on market prices in actual transactions. The technique is essentially that of comparison and correlation between the subject company and other similar companies.

     The market approach may be referred to as the comparative company approach when the business is valued by comparing the Subject Entity to publicly owned companies engaged in similar lines of business. The operating results and stock market performance data of the public companies are analyzed and compared to the subject company's operating results. The market ratios or multiples for the comparative companies are used as guidelines in determining the market ratio(s) for the subject company. Consideration is, therefore, given to the informed investor and what he is willing to pay for the stock of comparative public companies, adjusted for the specific circumstances of the subject company. Comparative companies may also include the price paid for shares of an entire company if a company has gone through a merger or acquisition transaction in recent years. This approach focuses on the price paid for 100 percent of the shares, not just minority shares of stock.

     The value of common stock of a closely held operating enterprise is usually expressed as a function of its earnings or cash-generating capacity, which is then multiplied or capitalized at an appropriate risk adjusted rate. A ratio, or multiple, is developed by dividing the market price of the stock by an earnings figure, such as net income. It is assumed the subject company can be compared with publicly traded companies and appropriate ratios developed from market data. These ratios can then be adjusted to suit the subject company's specific circumstances in arriving at a ratio for the subject company. The reciprocal of a multiple or ratio is known as a capitalization rate. By dividing an earnings stream by a capitalization rate we arrive at a value for the subject company as if publicly traded.

     The market approach uses various methods that compare the subject to similar businesses, business ownership interests or securities that have been sold. Examples of methods under the market approach include the guideline company method and transactions involving sales of similar companies. Consideration of prior transactions in interests of a valuation subject, the transaction method, is also considered to be a method under the market approach. To be useful, the transactions should have been conducted on an arm's length basis within a reasonable time period from the valuation date.

Transactions Method

     The common stock of United Systems Technology, Inc. is traded over-the-counter on the National Association of Securities Dealers, Inc. Over-The Counter Bulletin Board System. As of the valuation date, the common stock of United Systems Technology, Inc. closed at a price of $.06 per share. During the 60 days preceding our valuation date, the common stock traded in the range of $.05 to $.08 per share. Trading in the stock would be considered thin however, as daily trading volume in the stock ranged from no trading in the shares to a few hundred shares trading daily in the 60 days preceding our valuation date.

     The transactions method develops a valuation indication based upon actual transactions in the stock of a subject company. Even if there is only limited trading in the stock of the subject shares, it is possible that the transactions provide meaningful valuation information. For purposes of our estimate of fair market value, we are limiting the selected trade data to include only transactions that took place within the 30 days prior to the valuation date, December 31, 2004. As each transaction is unique in size and price per share, we took a weighted average, based on total shares traded, of all the trades to produce a more accurate indication of value. The trades and calculations are as follows:

                                                               Weighted
          Date         Price    Shares          Weight          Value
          ----         -----    ------          ------         --------
1       12/30/2004      $.06     37,800         0.0377          0.0023
2       12/29/2004      $.06    305,100         0.3045          0.0183
3       12/28/2004      $.06     14,000         0.0140          0.0008
4       12/27/2004      $.06    155,000         0.1547          0.0093
5       12/23/2004      $.06     23,450         0.0234          0.0014
6       12/22/2004      $.06     25,500         0.0255          0.0015
7       12/21/2004      $.06      8,200         0.0082          0.0005
8       12/20/2004      $.06    112,500         0.1123          0.0067
9       12/17/2004      $.07     33,514         0.0335          0.0023
10      12/16/2004      $.05     30,400         0.0303          0.0015
11      12/15/2004      $.06        600         0.0005          0.0000
12      12/14/2004      $.06    148,600         0.1483          0.0089
13      12/13/2004      $.06     12,300         0.0123          0.0007
14      12/10/2004      $.06        300         0.0003          0.0000
15      12/09/2004      $.06        600         0.0006          0.0000
16      12/08/2004      $.08     22,200         0.0222          0.0018
17      12/07/2004      $.06     13,094         0.0131          0.0008
18      12/06/2004      $.06      2,000         0.0020          0.0001
19      12/03/2004      $.06     28,300         0.0282          0.0017
20      12/02/2004      $.07     21,500         0.0215          0.0015
21      12/01/2004      $.06     6,850          0.0068          0.0004



     We consider the weighted average price of $.06 per share, as developed under the transactions method of the Market Approach, to reflect a marketable, minority interest value at December 31, 2004. This method results in an entity value of $3,370,720 (56,178,663 weighted average shares outstanding X $.06 per share = $3,370,720).

Asset Approach

     The  asset-based   approach  is  a  technique  that  uses  the  concept  of
replacement as an indicator of value. This is based on the principle of substitution. A prudent investor would pay no more for an asset than the amount for which he could replace the asset. Replacement cost new establishes the highest amount a prudent investor would pay for an asset.

     An asset-based approach is not, however, generally appropriate for operating businesses. A potential investor of an operating business will pay only what the anticipated future benefits are worth to him today, discounted at his required return. The investor is not concerned with individual asset values but, with the assets ability to generate the anticipated future benefits. Only secondarily is he interested in individual asset values and this from the standpoint of security or collateral for his investment, if for any reason, future prospects should change and he should wish to liquidate. In such an event, liquidation values would prevail, but liquidation is not the premise on which to value an ongoing business enterprise that is currently profitable and is expected to be profitable in the future.

     The asset-based approach is generally applicable to businesses that have substantial capital investments in tangible assets and for which the operating earnings are relatively insignificant as an indicator of investment value. An example would be a real estate or natural resources holding company. The asset-based approach might also be used in cases where the company has no established earnings history, a volatile earnings/cash flow history, or a questionable ability to continue as a going concern.

     The purpose of the asset approach to value is the determination of the net asset value of a business, based upon the current fair value of the tangible and identifiable intangible assets minus liabilities to which these assets are subject.

     We have considered the asset-based approach in determining the value of United Systems Technology, Inc. However, it is our opinion that the asset approach is not an appropriate valuation approach for United Systems Technology, Inc. as, in this particular case, a potential buyer of a 100 percent Interest, would not be concerned with individual asset values but, with the assets' ability to generate future economic benefits.

Income Approach

     Methods associated with the income approach are applicable to going concerns and investments with either a predictable or, at least, projected return to the investor. Methods for applying the income approach include capitalization of benefits methods and discounted future benefits methods. In capitalization of benefits methods, a representative benefit level, is divided or multiplied by a capitalization factor to convert the benefit to value. In discounted future benefits methods, benefit streams are estimated for future periods and converted to value by applying a discount rate using present value techniques.

     Capitalization of earnings or benefits is a method in which after tax profits of a corporation are capitalized at an appropriate rate in order to determine value. The capitalization rate is essentially a shorthand method of calculating the present value of expected future earnings. The capitalization rate reflects the future risk inherent in such factors as the corporation's ability to grow and remain profitable, the national economy, inflation, etc. Generally, companies with high profit margins and high growth rates are accorded the lowest capitalization rates since earnings divided by this figure generate higher values. Conversely, companies with low profit margins and low or cyclical growth are capitalized with higher capitalization rates because of their greater risk.

     The income approach is based upon the economic principle of anticipation. In this approach, the value of the subject investment is the present value of the economic benefit expected to be generated by the investment. The expectation of prospective economic income is converted to a present worth or, the indicated value of the subject business interest.

     It is our opinion that the income approach is an appropriate valuation approach for United Systems Technology, Inc., and, as a result, we have employed this approach in determining the estimated fair market value of the Subject Interest.

                            VALUATION INCOME APPROACH

     We have selected the discounted future net cash flow method of the income approach as being the most appropriate method for valuing the Subject Interests. One important element of valuation involves analyzing the cash flows of a business rather than just net income. Cash flow to equity represents the cash flow generated by the company that is available to the equity holders. Cash flow to equity is computed by making certain adjustments to net income. These adjustments are described in the following paragraphs.

     Discounted future returns is a method in which future cash flows or earnings from forecasted operations are discounted back to present value. In order to arrive at a value utilizing this method, we have developed with Company management, a forecast of anticipated future net cash flow through the fiscal year ended December 31, 2010. The forecast represents what management could reasonably expect to occur in the future based on the Company's historical operations.

Assumptions for Discounted Cash Flow Model

     In developing a financial forecast, assumptions are the single most important determinant of such statements. The quality of the assumptions largely determines the quality of the financial forecast.

     The following assumptions were made relating to the forecast of United Systems Technology, Inc.'s available net cash flow.

     Revenue. In determining revenue growth, Company management projects revenue to grow at five percent for the year ended December 31, 2005 based on existing and new product sales demands. Revenue growth should then begin to stabilize for the years ended December 31, 2006 through 2010.

     Operating expenses. We have estimated operating expenses at 83 percent of revenue utilizing management's estimates and historical averages.

     The forecast for interest and other income was based on historical data and estimated cash balances. Assumed any cash accumulation over $1,350,000 would be distributed to shareholders.

     Depreciation. - We have forecasted depreciation based on historical and projected fixed asset purchases. We have assumed assets will be depreciated over seven years.

     Income taxes are calculated based on corporate tax rates of 34 percent. We did not forecast income tax expense for the years ended December 31, 2005 and 2006 due to the Company's net operating loss carryforward of approximately $340,000 at December 31, 2004. Income tax expense for the year ended December 31, 2007 is slightly less than 34 percent due to the Company's net operating loss carryforward.

     Capital expenditures. - Based on discussions with Company management, we have estimated capital expenditures as follows:

         Year Ended December 31,
                 2005                       $50,000
                 2006                       $52,000
                 2007                       $54,000
                 2008                       $56,000
                 2009                       $58,000
                 2010                       $60,000

     Changes in Working Capital. - Working capital needs should approximate the annual percentage change in sales as increases in sales require increases in working capital such as accounts receivable.

     With the described adjustments, it is our opinion that the forecast is reasonable based on United Systems Technology, Inc.'s historical operations and the Company's business outlook in general. The forecast of future net cash flow is outlined in detail in Exhibit 6 of this report.

     In order to arrive at a final value for the Company, the future net cash flow is discounted back to present value. The discount rate which we determined to be applicable in the valuation of United Systems Technology, Inc. is discussed as follows.

     Discount Rate. This method requires the calculation of an appropriate discount rate, which represents the hypothetical investor's required rate of return for making an investment in United Systems Technology, Inc. A willing buyer would consider general rates of return and risk premiums in arriving at a discount rate. In developing this required rate of return, we "built" a rate by incorporating expected inflation, the risk free rate of return, the equity risk premium, and a small stock premium.

      First, we developed an appropriate risk free rate of return.
      The yield on 20-year maturities of long-term U.S. Treasury
      Bonds is typically used as a proxy for this low risk
      guaranteed rate.
      December 31, 2004                                                  4.85%

      Next we determine  the  additional  return that an investor would expect from an equity investment.  An equity  risk
      premium.  (Source:  Ibbotson  Associates  "Stocks,  Bonds,
      Bills and Inflation Yearbook, 2004")                               7.20%
                                                                         -----

     The  total of the risk  free rate and the  equity  risk
     premium  reflects  the  current expected long-term market
     return for the S & P 500.                                          12.05%

     Since more risks exist in the  smaller  companies
     relative to the S & P 500  companies, an  additional
     risk premium is added.  This amount is the  expected
     low-capitalization equity   size   premium   of
     companies   with  less  than  $331   million   in
     market capitalization.  (Source:  Ibbotson  Associates
    "Stocks,  Bonds,  Bills  and  Inflation Yearbook, 2004")             4.01%

     An  additional  risk  premium is added to account for
     the  additional  risk assumed from investing  in  the
     smallest  of  the  publicly   traded  micro  cap  stocks.
     (Source: subjective estimate)                                       .50%

     A final  adjustment is made to account for risk factors
     other than the Company's  size. This subjective
     determination  should consider the Company's industry,
     financial risk, diversification,   and  operational
     risk,  among  other  factors.   (Source:   subject estimate)        .50%
                                                                         ----

     This total reflects the estimated net cash flow discount
     rate, the rate of return a hypothetical buyer would
     require for making an investment in United Systems
     Technology, Inc., at December 31, 2004, being reasonably
     well informed of all relevant information about the Company.      17.06%


     As outlined in Exhibit 6, the forecast of future net cash flow discounted to present value, utilizing a present value factor of 17.00 percent (rounded), equates to an enterprise value of $3,146,786.

Non-operating Assets

     As of December 31, 2004, the Company is carrying a cash balance of $1,794,943. As a percentage of the Company's cash could be classified as a non-operating asset, an adjustment is appropriate and the excess cash balance should be valued separately. It is our subjective opinion that cash balances in excess of $1,350,000 are not required for normal business operations. Deducting $1,350,000 from the cash balance at December 31, 2004 results in an excess cash balance of $444,943.

December 31, 2004

Cash                                       $ 1,794,943
Less required cash & equivalents            (1,350,000)
                                             ---------
Excess non-operating asset                 $   444,943
                                            ==========

     It is not unusual for a company to have excess investments in assets that are necessary to its normal business operations. For example, a company may have excess cash or land held for future expansion. In the case of United Systems Technology, Inc., additional cash may be needed for potential acquisitions. However, from a valuation perspective, it is important to recognize that excess cash carried on the balance sheet equates to additional value.

            INITIAL INDICATION OF VALUE UTILIZING THE INCOME APPROACH

     The initial indication of value of the Company is $3,591,729 as of December 31, 2004. The initial indication of value represents the estimated value of the total equity of a freely traded, controlling interest.

December 31, 2004

Estimated Value Income Approach                $3,146,786
Excess Cash Non-Operating Asset                   444,943
                                                ---------
                                               $3,591,729

                           ADJUSTMENTS TO ENTITY VALUE

     When determining the value of a business interest several types of adjustments should be considered. Among the more common types of adjustments that appraisers consider are-

        A. Environmental liability discounts,
        B. Discounts for loss of a key man,
        C. Discount for trapped-in capital gains,
        D. Discount for pending litigation,
        E. "Portfolio", "conglomerate", or "non-homogeneous assets" discount,
        F. Concentration of customer or supplier base, G. Blockage discounts,
        H. Discounts for lack of control, I. Control premiums, and
        J. Discounts for lack ofmarketability.

     Adjustments A. through F. apply to the entity as a whole, while adjustments
G. through J. reflect the characteristics of ownership.

     Entity level discounts apply to all owners and are usually applied before any that reflect characteristics of ownership. In this particular case, we have made an adjustment for lack of control.

Discount for Lack of Control

     The degree of control or lack of control is an important element in determining the value of an ownership interest in an entity. A control owner has valuable rights that enable him to direct the management, policies and affairs of an enterprise. Common aspects of a control position would include the ability to:

o    Determine policy, including changing the direction of the business
o    Select directors, officers, and employees
o    Decide on levels of compensation for officers, directors, and employees
o Decide with whom to do business and enter into binding contracts, including contracts with related parties
o    Buy, sell, or hypothecate any or all company assets
o    Make acquisitions or divest subsidiaries or divisions
o    Make capital expenditures
o    Decide whether to pay dividends or make distributions and, if so, how much
o    Change the capital structure
o    Amend the articles of incorporation or the Company agreement
o Sell a controlling interest in the entity without participation by minority interest owners
o Register stock with the Securitiesand Exchange Commission for a public offering
o    Block any of the above

     The discount for lack of control incorporates the diminution of value arising from a non-controlling investment position. As a general rule, the smaller the proportion of ownership the investment position represents, the greater the discount. However, the dollar magnitude, the dispersion, and size of other owners' holdings, the entity's size, and the rights to control and manage possessed by the subject interest are also important considerations.

     A 50 percent ownership interest is neither control nor minority. A 50 percent interest usually can prevent corporate actions but cannot cause them to happen.

     In some instances, ownership interests, even greater than 50 percent, may lack control of an entity. For example, generally, under limited partnership agreements, a limited partner, regardless of the percentage of ownership, may have limited or no voting rights and no right to manage or operate the company.

Studies of the Effect of Lack of Control on Investment Values

     Sources of data for quantifying the amount of discounts for lack of control can be found in control premium studies. These studies measure the premium paid for a controlling interest in the same company over which the price of a minority interest was transacted. The Mergerstat Review Studies track pre-acquisition to acquisition prices of stocks in U.S. publicly traded entities where at least 10 percent of a company's equity is transferred. Transactions are recorded at the time of the acquisition announcement and compared to prices of the stocks five days prior to the announcement. Since a minority interest is the opposite of a controlling interest, once the control premium paid for a stock is determined, a discount for a minority interest in that same stock can be determined. Median control premiums for the years from 1988 through 1995 ranged from 29 percent to 35 percent, giving median implied minority discounts ranging from 22 percent to 26 percent.

     In a subsequent analysis of the 1995 portion of the Mergerstat Review Studies, however, Mercer correctly points out certain biases in the studies. For instance, transactions with zero or negative premiums were omitted.

     After correcting for these and other biases, Z. Christopher Mercer1 found that the implied range of minority interest discounts settled closer to 20 percent.

1Quantifying Marketability Discounts, pp.394-397, Z. Christopher Mercer, ASA,CFA, Peabody Publishing, LP, Memphis Tennessee, 1997

     Notwithstanding, in their Control Premium Study, Houlihan Lokey Howard & Zukin use prices for various pre-announcement dates. The results of these studies tend to show control premiums to be slightly higher than those from the Mergerstat Review Studies. The major factors that impact the potential magnitude of a given control premium as cited by these studies include:

o     The nature and magnitude of non-operating assets;
o     The nature and magnitude of discretionary expenses;
o     The perceived quality of existing management;
o The nature and magnitude of business opportunities which are not currently being exploited;
o The ability to integrate the acquiree into the acquiror's business or distribution channels.

     According to Hitchner and Roland, Marketability and Control Govern Value of Family Business, Taxation for Accountants (January 1994), minority-interest discounts have averaged between 25 and 30 percent.


Examples of Discounts for Lack of Control in Litigated Cases

     The courts have also addressed the issue of discounts in a number of valuation cases. Although we have not relied on these cases to substantiate the amount of our discounts, we have used them as a guideline to assess the conditions under which discounts are appropriate. In the case of Moore v.
Commissioner, T.C. Memo 1991-546, the court outlined the factors that must be considered when applying minority interest discounts. These factors included by the Court: lack of control over operations and management, restrictions on the right to sell or assign company interests, the inability to force liquidation, and the inability to sell assets.

     In a review of recent court cases, the courts invariably ruled on a case-by-case basis, regarding the substance of the transaction over the form, considering such factors as the lack of control over company policy and the inability to compel a liquidation of the company. Courts have upheld minority-interest discounts ranging from five percent to 50 percent, depending on the facts of each case.

     Using the resulting discounts for lack of control in the cited studies, which ranged from 22-30 percent, as benchmark rates, we assessed the following additional risk factors present in an investment in the Subject Interest:

o The value to a potential investor is, in part, related to the expected return that can be realized through periodic distributions from an investment. While a 100 percent owner of United Systems Technology, Inc. has control of the Company, an owner of a minority interest of the outstanding shares of its common stock has no control over management decisions and cannot require any distributions, including the return of any or all of his invested capital. In fact, the Company has not paid a dividend in the last five years. This factor tends to increase the hypothetical buyer's discount from indicated entity value.

o        A minority stockholder cannot unilaterally manage the Company.

o The Subject Company is substantially smaller in size relative to the average publicly traded company.

     These attributes would make investing in a minority block of the common stock of United Systems Technology, Inc. less attractive to the hypothetical investor than an investment in a controlling or majority interest of a company. The factors listed above would tend to increase the hypothetical investor's discount as compensation for the greater perceived risk associated with them.

     Based on the foregoing, we feel that a discount of 10 percent would adequately compensate for the issue of lack of control of a minority interest in the common stock of United Systems Technology, Inc. at December 31, 2004.

                          FAIR MARKET VALUE CONCLUSION

     In our conclusion of value, we believe that a weighted average of the approaches utilized would provide the best indication of value for the Company. We placed the most emphasis on the discounted future net cash flow method of the Income Approach, as in this particular case, the income approach measures a company's value based on future benefits accruing to the owner and, as the Subject Company is engaged in the business of developing, supporting and marketing computer software products, it is our opinion that the discounted future net cash flow method represents the most important and appropriate technique for the Subject Company. Thus, the method was weighted 80 percent. We placed less emphasis on the market approach as trading volume in the stock would be considered thin. However, the recorded stock trade prices do reflect what a seller of the Subject stock could expect to receive in a transaction.


     Since the discounted future net cash flow method produces an indication of value on a marketable, controlling interest basis, it is necessary to apply a discount for the relative lack of control to arrive at an indication of value on a freely traded non-controlling interest basis. The market approach requires no discount for lack of control, as it is derived from actual transactions of publicly traded minority interests.

The following table details the conclusion of value.


                Marketable      Lack of    Marketable
          Controlling Interest  Control     Miority                 Weighted
Approch         Value           Discount    Value       Weight        Value
-------   -------------------  --------    ---------    ------      --------
Income       3,591,729          10%       3,232,556       80%      2,586,045
Mkt.
Transactions    N/A             N/A       3,370,720       20%        674,144
                                                                   ---------
                                                                  $3,260,189
                                                                   =========

      (c) Conclusion of Fair Market Value of 100 percent Interest, of the common stock of United Systems Technology,Inc.,
                on a freely traded non-controlling interest basis
                            at December 31, 2004, is
                              $3,260,000 (rounded)

          $3,260,000 / 56,178,663 shares outstanding = $.058 per share

                           CERTIFICATION OF APPRAISERS

We certify that, to the best of our knowledge and belief-

>> The statements of fact contained in this report are true and correct. To the best of our knowledge, all data set forth in this report is true and accurate and gathered from reliable sources. Although we have no reason to believe that any of the information provided to us is inaccurate, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others, which have been used in formulating this analysis.
>> The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
>> We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
>> Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.
>> Our analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with Uniform Standards of Professional Appraisal Practice.

>> No one provided significant professional assistance to the persons signing this report.


 By: /s/  Freddy Thomas
----------------------
Freddy W. Thomas, CPA/ABV, ASA

                                            APPENDIX A

                       Limiting Conditions and Assumptions


     This report has considered all the information referenced in it, whether specifically mentioned in the report or not. Estimates and conclusions presented apply to this report only, and may not be used out of the context presented herein. The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose or purposes stated. This report shall not be disseminated to the general public without the prior written approval of Weaver and Tidwell, L.L.P.

     Information furnished by others, upon which, all or portions of this report are based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

     No responsibility is taken for changes in market conditions and no obligation is assumed to revise this report to reflect events or conditions, which occur subsequent to the date hereof. The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose or purposes stated.

     No employee of Weaver and Tidwell, L.L.P. is required to give testimony in court, or be in attendance during any hearings or depositions with reference to the Company. In any event, professional fees for such services are independent of this review and are subject to arrangements made satisfactory to the client and Weaver and Tidwell, L.L.P.

                                   APPENDIX B

                           Qualifications of Appraiser


     Weaver and Tidwell, L.L.P.'s valuation group performs independent valuations of closely held businesses, company's, and other intangibles for estate and gift tax purposes, acquisition/sale/merger transactions, buy/sell agreements, and matters in litigation. Valuations are performed for business owners, attorneys, accountants and others.

     Weaver and Tidwell, L.L.P.'s valuation professionals experience includes appraising business interests in the following industries: accounting, advertising, apparel, automobile dealers, broadcasting, chemical, commercial imaging, construction and contracting, distribution, food service, franchises, area developers for franchisers, retail grocery stores, health care, investment companies, manufacturing, medical and dental practices, printing, real estate holding companies, restaurants, lumber yards. Summary biographical and qualification information on Mr. Thomas follows. More detailed information on Mr. Thomas is available upon request.

     Freddy Thomas, CPA/ABV, ASA, has performed valuations of closely held entities since 1991. He holds a Bachelor of Business Administration from Baylor University, with a concentration in finance. In addition to being a Certified Public Accountant, Mr. Thomas holds an Accredited Senior Appraiser (ASA) designation in Business Valuation with the American Society of Appraisers. Mr. Thomas is a member of the American Institute of CPAs where he holds an Accredited in Business Valuation (ABV) designation. His prior experience also includes seven years as a commercial and consumer lender, three years of trust/estate administration experience and ten years managing closely held assets for Bank of America's Business Advisory and Valuation Services Group. Mr. Thomas is also a member of the Dallas Estate Planning Council.

                                   APPENDIX C

                                Economic Analysis


     Since the national economy influences how investors perceive alternative investment opportunities, the general economic outlook as of the appraisal date should be considered in the valuation of any company. In our appraisal of the value of a 100 percent Interest in United Systems Technology, Inc., on a freely traded non-controlling interest basis, we considered the overall U.S. economy as of December 31, 2004.

Prepared at the Federal Reserve Bank of Dallas and based on information collected before November 22, 2004. This document summarizes comments received from business and other contacts outside the Federal Reserve and is not a commentary on the views of Federal Reserve officials.


Overview

     Reports from the twelve Federal Reserve Districts generally paint a picture of continued economic growth from mid-October to mid-November, with a number of areas improving. Eleven Districts reported expanding economic activity, with New York, Philadelphia, Atlanta, and Dallas noting a pickup in the pace of expansion since their last reports. Minneapolis indicated that the expansion in that District was broad-based, and San Francisco described the region's activity as solid. The Richmond, Chicago, and Kansas City Districts saw moderate gains in economic activity while St. Louis viewed the gains there as modest. Only the Cleveland District reported little change in economic activity.

     Overall consumer spending was uneven since the last Beige Book, with only a few Districts reporting stronger retail sales and many noting mixed, flat or slower sales. Automobile sales were flat to down across most Districts, and several Districts reported higher dealer inventories than desired. In contrast, manufacturing and service sector activity increased across the country.
Residential real estate activity generally remained at high levels, but continued to show signs of cooling in a number of Districts. Nonresidential activity, while still sluggish in many areas, appeared to be turning the corner in several Districts. In credit markets, business lending was strengthening, but the pace of consumer and mortgage lending was mixed across the country. Contacts in the securities industry reported increased inflows into stock mutual funds and noted a pickup of stock issuance and merger-related activity. Many agricultural producers across the country said they were looking forward to large or record crop production. Energy-related activities remained strong.

Consumer Spending

     Consumer spending was uneven from mid-October to mid-November. Retail sales increased in the Atlanta, Kansas City, Minneapolis and Philadelphia Districts and were "solid" in the San Francisco District. Sales were mixed in the Boston and Dallas Districts but were sluggish or lower in the Chicago, New York, Richmond, and St. Louis Districts. Retailers in the Dallas, Kansas City, and New York Districts reported that demand for premium merchandise has been noticeably stronger than that for lower-priced lines, with some contacts suggesting that lower-income households might have been more greatly affected by high energy prices. Inventories appear to be in line with sales, with only the Boston District reporting that retail inventory levels were up slightly.

     Automobile sales were flat to down across most Districts. The Chicago, Cleveland, Dallas, Kansas City, and San Francisco Districts reported that dealer inventories were higher than desired.

Manufacturing

     Manufacturing activity increased across the country. Nine Districts reported a pickup in production, with only the Cleveland, Richmond, and San Francisco Districts noting that activity was unchanged or expanding more slowly than was reported in the last Beige Book. Overseas competition continued to weigh on several industries, but a number of reports noted increased capital investment and hiring. Manufacturers remained concerned about high energy prices and rising prices for other inputs.

     Orders were strongest for chemicals, food, and products to supply the aerospace, agriculture, energy, medical, defense and construction industries. Both the Chicago and San Francisco Districts noted a pickup in bookings for machine tools. The Chicago and Cleveland Districts reported some slowing in domestic steel production, in part because of imports. Furniture production weakened in the Boston, Philadelphia, and St. Louis Districts, but turned up in the Richmond District. Richmond also reported that the textile business was unseasonably slow, but demand for apparel and textile products was reported as "robust" in the San Francisco District and up from three months ago in the Dallas District.

     Transportation manufacturing was mixed. The Chicago District reported new orders for heavy trucks were "at extremely strong levels," with production constrained by shortages of engines and other parts. Slowing demand for automobiles and auto parts were seen in the Chicago, Cleveland, Philadelphia, and St. Louis Districts. At the same time, the Atlanta District reported a recent announcement of additional auto parts manufacturing plants.

     Conditions in the high-tech sector also were mixed. The Boston District reported a considerable softening of orders for semiconductors and related equipment in the third quarter. In the San Francisco District, sales and orders were unchanged for semiconductors and other high-tech products, which led to rising chip inventories and a slight drop in capacity utilization. In contrast, the Dallas District noted continued growth in production and orders for high-tech products.

Services

     Service sector activity was strong or increasing among the Districts reporting on that sector. Tourism activity was slightly improved across much of the nation. Demand for workers at temporary employment agencies picked up in the Boston, Chicago, Dallas, Richmond, and New York Districts. Shortages of temporary workers were reported in the Boston and New York Districts, and the Boston, Chicago, and Dallas Districts reported an increase in the number of temporary workers obtaining more permanent positions. Business activity sped up at software and information technology services firms in the Boston District, while demand for legal and accounting services was reported as strong in the Dallas District.

     Demand for transportation services was reported as robust. Shipping firms in the Cleveland and Richmond Districts increased rates to offset higher fuel costs. Seaports in the San Francisco District continued to handle very high volumes, with delays developing at some ports. Prices for ground and sea transport were rising in response to bottlenecks.

Construction and Real Estate

     Residential real estate activity was still robust in late October and early November, although some signs of cooling were noted by the Atlanta, Chicago, Cleveland, Dallas, Kansas City, Richmond, and San Francisco Districts.

     Commercial real estate markets remained weak, with high vacancies and low--even falling--rents. Nevertheless, several Districts noted that levels of excess capacity continued to ebb. Districts reported that nonresidential construction continues to be at low levels. However, leasing activity was up in the Dallas and Richmond Districts. The Atlanta and Minneapolis Districts noted lower commercial vacancy rates, and San Francisco District contacts indicated that office and industrial vacancy rates were edging down. In contrast, the New York District reported weakening in commercial markets, where strong leasing activity was outpaced by an increased availability of space.

Banking and Finance

     Overall lending activity was mixed, and credit quality remained good across the nation in the past few weeks. Business lending firmed in a number of areas, but residential mortgage lending and refinancing activity softened further.
Lending overall increased in the Philadelphia and Richmond Districts, slowed slightly in the New York District, and was "well below expectations" in the Chicago District. The Kansas City and San Francisco Districts reported little change in loan demand, with the latter District noting that loan demand was "solid." Deposit growth picked up in the Cleveland, Dallas, and New York Districts, with no reports of changes elsewhere.

     Demand for commercial loans strengthened in many Districts, but the Atlanta District noted that commercial loan demand remained at low levels overall.

     Reports on consumer lending were more mixed. Chicago and Philadelphia District bankers said demand increased slightly for household loans, with notable gains in home equity lending in the Philadelphia District. Consumer loan demand continued to be strong in the Atlanta District, and was "steady" in the Cleveland District. On the other hand, lending declined in the Kansas City and New York Districts.

     Residential lending was also uneven across the country. Demand for mortgages slowed in the Dallas, New York, and San Francisco Districts, but picked up in the Chicago and Philadelphia Districts while remaining flat in the Kansas City and Richmond Districts. Refinancing activity slowed in the New York, Philadelphia, and San Francisco Districts and remained light in the Richmond District.

     Overall credit quality remained unchanged or improved. Credit quality improved in the Chicago District, and continued to be good in the Atlanta, Cleveland, Philadelphia, and San Francisco Districts. The Kansas City, New York and Richmond Districts reported little or no change in credit and/or lending standards.

     The New York and Philadelphia Districts reported a noticeable pickup in the securities industry since the last Beige Book report. In the Philadelphia District, investment companies and stockbrokers have received strong cash inflows, and some securities firms are raising staffing levels. The New York District saw increased inflows into equity mutual funds, and the investment banking community reported a pickup in stock issuance and especially in merger and acquisition activity.

Agriculture and Natural Resources

     Recent wet weather delayed field work in many areas, but large or record crop production is anticipated by farmers across much of the country. Above-average quality and yields, especially for corn and soybeans, were reported by producers in the Richmond and Chicago Districts as well as in the Kansas City District, where agricultural lenders anticipate farm income to set record highs this year. The Minneapolis and St. Louis Districts also reported favorable yield and production estimates. A record cotton crop is anticipated in the Dallas District, and estimates of cotton production were revised up in the Atlanta District. The hurricanes seriously affected production of several Florida crops.

     In the Chicago District, livestock producers were benefiting from lower feed costs. The Dallas District reported strong demand for calves and feeder cattle. Ranchers in the Kansas City District remained reluctant to expand herds.

     Energy activity remained strong, but the pace of growth was mixed. Oil field activity was up in the Minneapolis and Dallas Districts and at full capacity in the San Francisco District, but the Kansas City District reported a slight easing since the previous survey. Several oil and gas pipelines in the Gulf of Mexico remained off-line because of storm damage.

     In the Kansas City District, "About half of the contacts continue to report constraints on drilling due to labor and equipment shortages. Absent these constraints--which are expected to persist for at least another six months--contacts believe drilling could increase by 10 to 20 percent." The Dallas District noted potential for continued expansion in oilfield equipment manufacturing, oilfield construction, shallow offshore drilling and some oilfield services, but also saw shortages of steel products in the oil patch.

     Iron ore mines in the Minneapolis District were producing at capacity, with capital expansion under way. In addition, other mining companies were expanding and investing in capital equipment in Montana.

Prices

     Increased cost pressures were reported by firms across the country, particularly for energy, transportation, food and petroleum-based products. While competition limited the ability of producers to pass higher costs forward, several Districts noted that some industries were successful in passing along cost increases. For example, the Chicago District reported that an increasing number of firms were able to pass higher input costs along to their business customers. The Boston District reported that customers had become more tolerant of price increases that were attributable to rising materials and energy costs.

     Retailers have been less successful passing along cost increases than manufacturers, with most Districts reporting little change in retail prices. Contacts in the Boston and Chicago Districts posted some price increases at restaurants to offset higher food costs. Automobile dealers in several Districts have increased their use of rebates, promotions and sometimes substantial incentives. Makers of IT products in the San Francisco District reported additional price declines for some of their goods and services, including an acceleration of price declines for some types of semiconductors.

     Continued cost increases for some building materials were reported in the Atlanta, Cleveland, Kansas City, Minneapolis, New York, Richmond, and San Francisco Districts. Cement has been in short supply, and prices have risen for both concrete and cement. Steel prices also rose. While construction-related steel shortages eased in the Chicago and San Francisco Districts, there were reports of shortages of specialty steel in several Districts.

     A slight cooling in the pace of home sales dampened home price increases in some markets. Home prices in the Dallas District softened further since the last Beige Book. The New York District reported that while housing demand remained strong, prices had leveled off in parts of New Jersey. A slight slowdown in home sales led to some moderation in home price appreciation in the San Francisco District. Home prices were up slightly in the Kansas City District and continued to rise at a steady pace in the Philadelphia District.

     Solid U.S. production pushed down prices for corn, soybeans and cotton, but significant crop damage in Florida pushed up prices for tomatoes, peppers and other key Florida crops. Contacts in the Chicago District were concerned that higher fuel and fertilizer costs would partly offset gains in farm income.

Labor Markets

     Labor markets continued to improve over the past few weeks, with numerous reports of hiring. The Atlanta, Chicago, Kansas City, Minneapolis, and New York Districts reported increased hiring or improved labor markets. Contacts in several Districts noted difficulty finding workers for specific occupations, such as accounting, construction and skilled professionals in the energy industry.

     There continued to be little wage pressure in most Districts, although a few Districts noted that higher benefit costs are pushing up total compensation. Only the Chicago District reported that overall wages increased at a slightly faster pace. Temporary employment firms in the Boston and Dallas Districts expressed concerns about cost increases, particularly for medical, worker's compensation and state unemployment insurance, and said they were attempting to pass these cost increases on to customers.